
January 5, 2011

José Antônio de Almeida Filippo
Chief Financial Officer
Companhia Brasileira De Distribuicão
Avenida Brigadeiro Luiz Antonio, 3,142
01402-901 São Paulo, SP
Brazil

      Re: **Companhia Brasileira De Distribuicão**
              Form 20-F for the Fiscal Year Ended December 31, 2009
              Filed June 30, 2010
              File No. 001-14626

Dear Mr. Filippo:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Andrew Mew
                    Accounting Branch Chief

cc: Andrew B. Janszky, Esq.